SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2004

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)

         1.       Name and business address of person filing statement.

                  William H. Park, Jr.
                  817 W. Peachtree Street
                  10th Floor
                  Atlanta, GA  30308

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  Not applicable.

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  AGL Resources Inc. and its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  AGL Services Company
                  Director-Governmental Relations Strategy

                  Responsible for development and implementation of strategies to support the Company's positions on legislative and regulatory initiatives. Serves as lobbyist and liaison to the Georgia General Assembly. Responsible for creating and maintaining systems to track elections, legislation, and legislative contact information. Coordinates the renewal of franchise agreements between AGLC and municipals and maintains relationships with local governmental entities. Supports corporate initiatives related to economic development and related legislative issues. Responsible for AGL Resources' political action committee.

         5.

         (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

                  See Exhibit A, submitted under a request for confidential treatment.

         (b)  Basis for compensation if other than salary.

                  Certain employees participate in AGL Resources' performance-based incentive compensation plan. The plan is described in more detail in AGL Resources' Annual Report on Form 10-K.

         6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

         (a)  Total amount of routine expenses charged to client:

                  To be answered only in supplementary statement.

         (b)  Itemized list of all other expenses:

                  Not applicable.

Date:  December 30, 2002              By: /s/ William H. Park, Jr.
                                      William H. Park
                                      Director-Governmental Relations Strategy

                                  Exhibit Index

A Compensation to be Received (submitted under a request for confidential treatment).